Exhibit 99.1

Press release

Biophytis – Second Combined General Meeting to Take Place on May 10, 2021 without the physical presence of its shareholders

Paris, France, Cambridge (Massachusetts, United States), April 30, 2021, 8AM CET - Biophytis SA (Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, informs its shareholders that the second combined Annual General Meeting (AGM) will be held on May 10, 2021 at 5PM CET, at Sorbonne University, 4 Place Jussieu – 75005 Paris, France.

As a result of restrictions placed on the movement and gatherings of persons due to the COVID-19 pandemic, the Company’s Combined General Meeting will be held behind closed doors without the physical presence of its shareholders, in accordance with the provisions of the French Decree no 2021-255 of March 9, 2021.

The notice of meeting, published in the French official legal bulletin Bulletin des Annonces Légales Obligatoires (BALO) n° 52, dated March 10, 2021 reminds the agenda, that stays unchanged. This notice includes information on how to attend and vote at the General Meeting, as well as the vote bulletin.

All of the documents regarding this combined AGM (and mostly the text of resolutions) are available to shareholders on the Company’s website: www.biophytis.com, in the section Investors / General Assembly 2021: https://www.biophytis.com/en/action/assemblees-generales/assemblee-generale/

Shareholders are strongly encouraged to vote in advance of the shareholder meeting by postal mail, by appointing the Chairman of the meeting as your proxy or via the secure online platform VOTACCESS. On account of the possible effect of the Covid-19 pandemic on postal delivery times, it is recommended to return your voting forms as soon as practicable, or to vote via VOTACCESS. The unique proxi card is available on the Company’s website.

Please note that the voting forms should be submitted no later than:

•	For postal votes, the statutory deadlines apply:
o	May 6 (4-day deadline before the AGM) for issuing instructions to the proxy holder
o	May 7 (3-day deadline before the AGM) for appointing the proxy
•	VOTACCESS :
o	May 9 at 3pm CET

Press release

The shareholders are invited to consult the notice of the meeting, as published on the BALO (Bulletin des Annonces Légales Obligatoires) no 52, dated April 30, 2021, and available on the Company website for more details and precisions, depending on their shares (registered or bearer shares).

The vote of shareholders who submitted their vote via the post, email or the Internet for the first combined AGM remains valid and counted for the general meeting on the second call.

Shareholders who did not vote by post or proxy as part of the first combined AGM will be invited to send their forms and shareholder certificates:

•	By post : CACEIS Corporate Trust, Service Assemblées Générales Centralisées - 14, rue Rouget de L’Isle - 92862 ISSY-LES-MOULINEAUX Cedex 9, or

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts.

The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its Interim Analysis of Part 1 and release of full study results. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2019 Report and the Company’s Half Year 2020 Report available on BIOPHYTIS website (www.biophytis.com). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Press release

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont/Chris Maggos

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49

Investor Relations

LifeSci Advisors, LLC

Ligia Vela-Reid

E: lvela-reid@lifesciadvisors.com